Diversinet Corp.

2235 Sheppard Avenue East, Suite 1700

Toronto, ON Canada  M2J 5B5

Tel. 416-756-2324 Fax 416-756-7346

www.diversinet.com

August 30, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 4561

Washington, D.C.  20549

ATTN:

Barbara C. Jacobs

Assistant Director

Dear Ms. Jacobs:

Re:

Diversinet Corp.

Registration Statement on Form F-3 filed on July 31, 2006, file number 333-136181

Annual Report on Forms 20-F and 20-F/A filed March 9, 2006 and March 14, 2006, file number 0-23304

This letter is in response to comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on the filings made by Diversinet Corp. contained in your letter dated August 17, 2006 (“Comment Letter”).  The headings and numbers below refer to similar headings and numbers contained in the Comment Letter.  Capitalized terms used herein not otherwise defined in this letter shall have the meaning given to them in the Form F-3 (the “F-3”) or Forms 20-F and 20-F/A (“20-F”).

Attached to this letter is a black-lined version of the amended F-3, indicating the amendments made to the F-3.

Form F-3 – Incorporation by Reference

Q1

Please revise to incorporate the Form 20-F/A filed on March 14, 2006.  See Item 6 on Form F-3.

A1

We have updated the amended F-3 to incorporate the Form 20-F/A filed on March 14, 2006.

Exhibits

Q2

Please file a legality opinion as required by Item 601(b)(5) of Regulation S-K.

A2

We have updated the amended Form F-3 to include the legality opinion as Exhibit 5.1 and Exhibit 23.2.

Forms 20-F and 20-F/A - Certifications

Q3

In future filings, please revise your certifications to follow the exact form specified by Item 601(b)(31) of Regulation S-K.  Specifically, please remove the titles of the certifying officers from the opening line of each certification.

A3

We have noted Staff’s comments and for future filing will remove the titles of the certifying officers from the opening line of each certification.

I trust that with this response, your comments have been satisfied.  As indicated above, the amended F-3 to include the above information will be filed on Egdar.  In the meantime, if you have any further questions or require any further information, please do not hesitate to contact the undersigned.

Yours very truly,

/s/ David Hackett

David Hackett

Chief Financial Officer

c.c. Hugh Fuller, SEC

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